

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 6, 2017

John A. Brooks
Interim Principal Executive Officer
Penn Virginia Corporation
14701 St. Mary's Lane, Suite 275
Houston, TX 77079

> **Re:** **Penn Virginia Corporation**
> **Registration Statement on Form S-3**
> **Filed March 16, 2017**
> **File No. 333-216756**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not included pro forma financial statements to illustrate the effects of your Chapter 11 Plan of Reorganization, although you had filed this type of information on Form 8-K on December 15, 2016, which was incorporated by reference in subsequent amendments to the Form S-1 (333-214709). Please clarify whether you intend to update that pro forma financial information through year-end for inclusion in your Form S-3. If this is not the case, please explain your rationale.

Exhibit 5.2

2. This opinion states that it is "limited in all respects to matters of the laws of the State of New York and applicable federal law." However, such a limitation is inconsistent with Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in

Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/ legal/cfslb19.htm. That section provides that "counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion." In that regard, we note that the company and guarantors are organized in Delaware, Oklahoma, Texas, and Virginia. Therefore, please obtain and file a revised legality opinion and / or additional opinions of local counsel. The last paragraph of Section II.B.1.e provides an alternative whereby a registrant engages "local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization."

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Hillary H. Holmes
Baker Botts L.L.P.